
03022277

Garban Intercapital

82-4904

4/16/2003

Garban PLC

FEDERAL EXPRESS

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED APR 17 2003 WASH. D.C. 155

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: ICAP plc - AVS No. 983905

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

dlw 6/4

Garban Intercapital
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996


ICAP

16 April 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX 020 7588 6057

Dear Sirs

ICAP plc – AVS No. 983905
Jupiter Asset Management Limited

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Jupiter Asset Management Ltd pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield
Deputy Company Secretary

Enc.


SEC MAIL PROCESSING
RECEIVED
APR 17 2003
WASH. D.C. 155 SECTION

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

Registered Office as above
Registered in England 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 983905

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	JUPITER ASSET MANAGEMENT LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS IN 2	SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
		N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	N/A	16.04.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
8,885,836	6.63%

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD 020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

Helen Broomfield

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification: 16 April 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

JUPITER
Asset Management Limited

1 Grosvenor Place
London SW1X 7JJ
Tel: 020 7412 0703
Fax: 020 7412 0706
www.jupiteronline.co.uk

Helen Broomfield
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

By Fax and Post
Fax: (020) 7463 4507

Wednesday, 16th April 2003

Dear Miss Broomfield,

Notification of holdings pursuant to s.198 Companies Act 1985

Following transactions in Ordinary shares of 50p each of ICAP PLC ('The Company'), Jupiter Asset Management Limited hereby notifies you, that it has an aggregate interest of 8,885,836 Ordinary shares in the Company which based on an issued share capital of 102,922,058 represents 8.63% of the Company's Ordinary shares in issue and therefore it no longer holds a notifiable interest in the capital of the Company.

Jupiter Asset Management Limited does not hold any shares beneficially, but holds them as an investment manager acting on behalf of discretionary clients. The address of the investment manager is as stated on this letterhead.

Yours faithfully

Thomas Elliott
For and on behalf of Jupiter Asset Management Limited


Garban
Intercapital

4/16/2003

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405


SEC MAIL PROCESSING
RECEIVED
APR 17 2003
WASH. D.C. 155 SECTION

Re: ICAP plc - AVS No. 653141

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

Garban Intercapital
Harborside Financial Center
1100 Plaza Five
Jersey City, NJ 07311-4996



14 April 2003

Company Announcements Office
Old Broad Street
London
EC2N 1HP

BY FAX 020 7588 6057

Dear Sirs

ICAP plc – AVS No. 653141
Barclays PLC

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received from Barclays PLC pursuant to an interest in shares held by Section 203(2) CA 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7463 4388.

Yours faithfully

Helen Broomfield
Deputy Company Secretary

Enc:

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
Tel +44 (0) 20 7638 7592
Fax +44 (0) 20 7374 6743
www.icap.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 653141

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
ICAP plc	BARCLAYS PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
AS IN 2	SEE ATTACHED LETTER

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
UNKNOWN	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary shares of 50p each	07.04.03	14.04.03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
3.103.751	3.02%

14. Any additional information	15. Name of contact and telephone number for queries
	HELEN BROOMFIELD 020 7463 4388

16. Name and signature of authorised company official responsible for making this notification

HELEN BROOMFIELD
DEPUTY COMPANY SECRETARY

Date of notification: 14 April 2003

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Rec 1940J

102,922,058

3.02%

8 April 2003

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

Tel 020 7699 2305
Fax 0870 242 2733

The Company Secretary
ICAP PLC
Park House
16 Finsbury Circus
London
EC2M 7UR

BARCLAYS

Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 7 April 2003 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 101,295,280 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully

Sarah Waiso

PP. Geoff Smith
Manager, Secretarial Services
Enc.


PROCESSING
RECEIVED
APR 17 2003
SECTION
155

LEGAL ENTITY REPORT

ICAP

SEDOL : 0445515

As at 7 April 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 3,103,751 ORD GBP0.50 representing 3.06 % of the issued share capital of 101,295,280 units

Legal Entity	Holding	Percentage Held
Barclays Private Bank and Trust Ltd	163	0.0002
Woolwich Pension Fund Trust Co Ltd	38,300	0.0378
Barclays Bank Trust Company Ltd	127	0.0001
Barclays Life Assurance Co Ltd	319,258	0.3152
Barclays Global Investors Japan Trust &	17,347	0.0171
Barclays Global Investors Ltd	2,669,907	2.6358
Barclays Global Investors, N.A.	53,740	0.0531
Barclays Nikko Global Investors Ltd	4,409	0.0044
Barclays Private Bank Ltd	500	0.0005
Group Holding	**3,103,751**	**3.0642**

REGISTERED HOLDERS REPORT

ICAP

SEDOL: 0445515

As at 07 April 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 3,103,751 ORD GBP0.50 representing 3.06% of the issued share capital of 101,295,280 units.

Registered Holder	Account Designation		Holding
Chase Nominees Limited	18049		43,410
Chase Nominees Limited	21359		87,354
Chase Nominees Limited	20947		1,667,263
Barclays Trust Co & Others			127
Chase Nominees Limited	16344		30,359
Chase Nominees Limited	16345		58,841
Chase Nominees Limited	16331		48,098
Chase Nominees Limited	16341		113,845
Chase Nominees Limited	16341		68,115
Chase Nominees Limited	16400		833,391
Chase Nominees Limited	0		38,300
Chase Nominees Limited	16376		38,489
JPMorgan Chase Bank	BTGF01IE		5,030
JPMorgan Chase Bank	BTGF05IE		8,217
JPMorgan Chase Bank	BTS015IE		4,100
Mitsubishi Trust International	BNN024IE		287
Mitsubishi Trust International	BNN033IE		628
State Street	BNN032IE		1,465
Sumitomo TB	BNN029IE		1,135
Sumitomo TB	BNN031IE		894
Swan Nominees Limited			163
UBS Limited	583996		53,740
ZEBAN NOMINEES LIMITED			500
		Total	**3,103,751**